Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	Standard Commercial Corporation
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS THE TEXT OF A LETTER FROM STANDARD COMMERCIAL

CORPORATION TO ITS CUSTOMERS REGARDING THE COMPANY’S MANAGEMENT AFTER

THE MERGER AND SENT ON MARCH 2, 2005]

Standard Commercial Corporation Standard Commercial Corporation 2201 Miller Road P.O. Box 450 Wilson, NC 27894-0450	Tel: 252-291-5507

DIMON and Standard Commercial are moving forward with integration planning. At this point, we are very excited to share with you several key decisions regarding the composition of the management of the new company.

We have named a significant portion of the new leadership for the merged companies. As previously communicated, upon completion of the merger, Robert E. (Pete) Harrison will serve as President and Chief Operating Officer and Brian Harker, Chairman and CEO a of DIMON , will serve as Chairman and CEO.

Reporting to Brian Harker post merger will be:

•	James Cooley, Executive Vice President - Chief Financial Officer. Jim currently holds this position at DIMON.

•	Michael McDaniel, Senior Vice President - Human Resources. Mike currently holds this position at Standard Commercial.

•	William Pappas, Senior Vice President - Chief Information Officer. Bill currently holds this position at DIMON.

•	Henry Babb, Senior Vice President - Chief Legal Officer and Secretary. Henry currently holds this position at Standard Commercial.

Reporting to Pete Harrison post merger will be:

•	Steve Daniels, Executive Vice President - Operations. Steve is currently the President and COO of DIMON.

•	The Executive Vice President of Sales will also report to Pete Harrison. At this time, DIMON and Standard remain in the process of defining how this critical function will work in the new company. The leadership structure of sales will be announced at a later date when this process is closer to completion.

The Regional Directors reporting to Pete Harrison will be:

•	Larry Corbett, Regional Director North America. Larry currently holds this position at DIMON.

•	Simon Green, Regional Director Europe. Simon is currently the SVP of Europe and CIS at Standard Commercial.

•	Hilton Kappaun, Regional Director South America. Hilton currently holds this position at DIMON.

•	Mike Roberts, Regional Director Africa. Mike currently holds this position at DIMON.

•	Pieter Sikkel, Regional Director Asia. Pieter is currently the SVP of Asia for Standard Commercial.

Reporting to Jim Cooley will be:

•	Thomas Reynolds, Vice President - Controller. Tom currently holds this position at DIMON.

•	Mr. Cooley’s other direct reports will be named at a later date.

This management team will provide tremendous experience and leadership to the new company. We will announce additional management appointments at a later date.

In connection with the proposed merger of DIMON and Standard Commercial Corporation, the parties have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Interested parties may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Standard Commercial Corporation, 2201 Miller Road, Post Office Box 450, Wilson, North Carolina, 27893-0450, Attention: Investor Relations, (252) 291-5507. The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding Standard’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.